

Mail Stop 3030

October 19, 2009

<u>Via U.S. Mail</u>

Mr. Gary D. Henley
Chief Executive Officer
Wright Medical Group, Inc.
5677 Airline Road
Arlington, TN   38002

      Re: Wright Medical Group, Inc.
               Form 10-K for the year ended December 31, 2008
               Filed February 23, 2009
               File No. 0-32883

Dear Mr. Henley:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

               Sincerely,

               Kevin L. Vaughn
               Accounting Branch Chief